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                                                                 Exhibit (a)(11)


Dear Ariba Employees:

Re: Extension of deadline for participation in the Ariba Stock Option Exchange Program until 9 p:m Pacific Daylight Time on April 27, 2001

As you know, on March 9 Ariba elected to extend the deadline for participation in the Ariba Stock Option Exchange Program to March 30 (today). This was done to accommodate the requests by a number of Ariba employees that they be given more time to evaluate the exchange offer. Last week, the Securities and Exchange Commission announced that exchange offers for employee stock options, such as the Ariba Stock Option Exchange Program, are subject to additional SEC regulations. In order to comply with these regulations, which include the filing of a disclosure document with the SEC, Ariba is extending the Stock Option Exchange Program deadline again and modifying the dates associated with the program.

We realize that this delay might be frustrating to some. However, we have no choice but to fully comply with the SEC regulations. Moreover, if we had not initially extended the deadline from March 9 to March 30, the legal status of the program would have been uncertain and we might have been required to modify the program even after the participation deadline has passed.

The new deadline to elect to participate (or rescind your election to participate) in the Stock Option Exchange Program is 9:00 P.M. Pacific Time on April 27, 2001. The new option cancellation date will be April 30, 2001; the replacement option grant date will be on or after November 2, 2001 but no later than November 30, 2001.

Furthermore, options eligible for exchange now include all options held by any employee below SVP level granted on or before April 27, 2001. Individuals participating in the program must now elect to include all options granted on or after October 30, 2000 (previously on or after September 11, 2000) in their exchange election, and may include any or all options granted prior to October 30, 2000 (previously September 11, 2000) in their exchange election. Each of these dates remains subject to change should Ariba again elect to extend the deadline. Due to the deadline extension, the Election Concerning Exchange of Stock Options form has been amended and is available on the stock option exchange web site [links participants to web site containing Amended Election Concerning Exchange to Stock Options form attached hereto as Exhibit (a)(17)]. You should use this revised form if you have not yet submitted an election form but wish to participate, or if you wish to change the previous election.

All other terms of the Offer to Exchange remain unchanged.

If you have already submitted an election form to Stock Programs, you now have until April 27, 2001 at 9:00 P.M. Pacific Time to either make a change or to rescind the form. If you do not wish to change your election, you do not need to take further action.

If you have not yet submitted an election form but wish to participate, you now have until April 27, 2001 at 9:00 P.M. Pacific Time to make such election.